Exhibit 99.3
GXO-PFS Acquisition
PFS Employee FAQs
Overview

What was announced today?
•On September 13, 2023, GXO and PFS signed a merger agreement under which GXO has agreed to purchase PFS, subject to completion of certain customary closing conditions including the tendering of a majority of the PFS common stock in support of the transaction.
•GXO is paying approximately $181M ($7.50/share) in cash to acquire PFSweb, Inc., allowing us to become part of a much larger company with significantly enhanced global capabilities.
•The transaction also represents a 58% premium to the 20–day volume-weighted average share price, which coupled with the $4.50 special dividend from Q4 2022 has delivered considerable value to shareholders.
•Upon completion of the transaction (expected to be in Q4 2023), PFSW will seek to be delisted from the Nasdaq Stock Exchange, and we will be a division of GXO, traded on the New York Stock Exchange (NYSE: GXO).
•This transaction is the conclusion of our strategic alternatives process.
Who is GXO?
•GXO is a world leader in providing cutting-edge logistics solutions. Their clients include some of the world’s leading companies (BP, Nike, Nestle, PepsiCo, etc.) to solve complex logistics challenges with technologically advanced supply chain and eCommerce solutions. GXO spun off from XPO Logistics, a less-than-truckload (LTL) transportation company, in 2021 to form a pure-play contract logistics provider. They are headquartered in Greenwich, Connecticut, USA with 900+ warehouse locations in 27 countries, 1,200+ clients, 130K employees, and approximately $9B in revenue.

September 14, 2023

What is a tender offer?
•A tender offer is a public offer for stockholders to sell their shares.
•Stockholders are given the opportunity to “tender” and receive consideration for their shares at a set price within a stated time limit of at least 20 business days.
•A tender offer must comply with various laws, including the rules and regulations of the Securities and Exchange Commission.
What is the contingency period and how long will it last?
•The contingency period is the time between when the parties entered into the Merger Agreement and the completion or closing of the transaction.
•The expected period between the entry into the Merger Agreement and closing is approximately 40-45 days and is principally due to obtaining required regulatory approvals and for our shareholders to respond to GXO’s tender offer to purchase PFSW shares at the $7.50 per share price. GXO is required to allow this process to run for at least 20 business days.
PFSW Stock

Are we still publicly traded?
•PFSW will cease to be publicly traded at closing of the transaction. GXO has been trading on the New York Stock Exchange (NYSE:GXO) since August 2021, after they spun off from XPO.
How does this affect any PFSW stock or stock options I own?
•If you own PFSW stock you will be able to participate in the tender offer process. At closing of the transaction, any unexpired, in-the-money stock options will automatically be converted to cash at the difference between the strike price and $7.50. Any underwater options will expire at close. More information on this will be shared at a later date.
Can I buy or sell PFSW stock right now?
•Until the transaction is complete and PFSweb has been delisted, we must continue to comply with the Company’s stated blackout periods. As previously communicated, our most recent trading window ends today, September 14, 2023.
•Additionally, it is important to note that employees that have material inside information that is not available to the public are not permitted to buy OR sell PFSW shares at any time – even during the trading window. If you are uncertain if you have material inside information, please contact the Executive in charge of your area, Tom Madden or Laura Bracken.
September 14, 2023

What’s Next for Our Company?

•Our mission does not change, and we will continue creating exceptional client and customer experiences.
•If your day-to-day responsibilities involve serving a client directly (Fulfillment Operations, Contact Center, Business Management, etc.), then continue to do so to the best of your ability while ensuring we deliver an exceptional performance through peak.
•If you provide support for client-facing departments (Accounting/Finance, Human Resources, Sales/Marketing, etc.), then continue to do so to the best of your ability knowing your actions provide the strong foundation of our business.
What changes should I expect in the short-term?
•The vast majority of employees will not experience any change in the short-term. After the transaction is complete, we will work with GXO on a plan to integrate into the GXO organization and we will communicate more about this plan in the future.
Communications

What type of communications should I expect in the near future?
•Until the tender offer process has commenced, we are limited in what we can communicate.
•The Leadership team is committed to providing as much transparency as possible in the near-term to address any questions that may come up, as well as to dispel any rumors directly. Over the coming weeks, there will be department and site-specific communications that allow the Leadership team to address questions with the local teams. As always, we are committed to our virtual and physical open-door policy.

If asked, what should I communicate to my clients/vendors/partners?
•Jamie Saucedo, SVP of Business Operations, will work directly with the Business Management teams on specific client level communication plans, along with appropriate senior level contact with appropriate personnel at our clients.
•Michael Wright, VP of Marketing & Solutions, will lead communication and outreach for our partners.
•We seek to assure our clients and partners that we all are committed to continuing to deliver exceptional customer experiences and this transaction will not hinder that objective.
September 14, 2023

•If you get additional questions, you must only refer to publicly available information (Press Release or Investor Presentation) or refer them to your department’s executive.
What should I do if I am contacted by the media or other third parties?
•Per standard Company policy, please refrain from commenting on any questions you receive from media or the investment community.
•If you are asked by non-employees about the transaction, please refer them to the press release and other investor materials published on our website or direct them to:
PFSweb, Inc. Investor Relations:
Cody Slach or Jackie Keshner
Gateway Group, Inc.
1-949-574-3860
PFSW@gateway-grp.com
•As a reminder, PFS employees are not allowed to post any information regarding the Company on any message boards such as Yahoo. Employees who are found to have done any such postings will be subject to legal action and/or disciplinary action, up to and including termination.
This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of PFSW, nor is it a substitute for the tender offer materials that PFSW and GXO will file with the SEC.
September 14, 2023